Exhibit 99.1

Ardagh Metal Packaging S.A.’s Parent Company, Ardagh Group S.A., Announces Comprehensive Recapitalization Transaction

On March 11, 2025 and as further updated on April 7, 2025 and May 20, 2025, Ardagh Group S.A. (“AGSA”), the controlling shareholder of Ardagh Metal Packaging S.A. (the “Company” or “we,” “us” and “our”), which indirectly owns approximately 76% of the Company’s outstanding ordinary shares and all of the Company’s outstanding preferred shares, announced that it was engaging in negotiations with certain holders of its senior secured notes (the “SSNs,” these certain holders the “SSN Holders”) and certain holders of its senior unsecured notes (the “SUNs,” these certain holders the “SUN Holders,” and together with the SSN Holders, the “Holders”). Certain of the SSN Holders hold SUNs, while certain of the SUN Holders hold SSNs.

On July 28, 2025, AGSA announced (the “Announcement”) that it had entered into an agreement for a comprehensive recapitalization transaction (the “Agreed Recapitalization Transaction”) with its largest financial stakeholders, including its controlling shareholder and creditors representing approximately 75% by value of its SSNs, over 90% by value of its SUNs, and over 60% by value of the senior secured toggle notes due 2027 issued by ARD Finance S.A. (“PIK Notes”), as collectively held by the SUN Holders and the SSN Holders. The Agreed Recapitalization Transaction is expected to complete by September 30, 2025, and is subject to receipt of required regulatory approvals and satisfaction of other customary closing conditions.

Upon completion of the Agreed Recapitalization Transaction, assuming full participation, holders of the SUNs will become the majority shareholders of AGSA, receiving directly or indirectly 92.5% of the equity in AGSA, and holders of the PIK Notes will hold directly or indirectly 7.5% of the equity in AGSA. The Agreed Recapitalization Transaction has no impact on the listing of the Company’s shares or the capital structure of the Company, which will remain a subsidiary of AGSA. Ownership of AGSA will transfer to holders of the SUNs and PIK Notes on completion of the Agreed Recapitalization Transaction. The full text of the Announcement containing additional details of the Agreed Recapitalization Transaction is available on AGSA’s investor relations website at ir.ardaghgroup.com.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this press release, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to proposals, predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical facts and may be “forward looking statements.” Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties that could cause actual results or events to differ materially from those presently anticipated, many of which may be beyond our control. Forward looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” or by statements indicating certain actions “may,” “could,” “should” or “might” occur. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the Company with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of sustainable and infinitely recyclable metal beverage cans to brand owners globally. An operating business of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 metal beverage can production facilities in nine countries, employing more than 6,000 people with sales of approximately $4.9 billion in 2024.

Contacts

Investors:

Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants

Tel.: +353 1 498 0300 / +353 87 2269345

Email: pwalsh@murraygroup.ie